

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 10, 2009

By U.S. Mail and Facsimile

Mr. Patrick Cavanaugh
Chief Financial Officer
International Game Technology
9295 Prototype Drive
Reno, Nevada 89521

> **Re:** **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **File No. 001-10684**

Dear Mr. Cavanaugh:

We have completed our review of the above-referenced filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief